PRESS RELEASE

Tiomin signs sales contract for Kwale Ilmenite

Toronto, Canada. June 9, 2005. Tiomin Resources Inc. (TSX: TIO) is very pleased to announce that it has signed a sales agreement with a major Chinese company for one million tonnes of ilmenite production from its Kwale titanium mineral sands project in Kenya. The agreement is based on 200,000 tonnes of ilmenite per annum for the first five years of production, with an option to renew for a further one million tonnes over the next five years of production. Ilmenite is a major source of titanium used in the production of pigments.

The Kwale project is expected to enter the construction phase later this year as project financing and banking support are firmed up. A major portion of Kwale's projected production has been committed through letters of intent and offtake agreements with major consumers. The first phase of production from Kwale is expected to generate an annual pre-tax operating cash flow of at least US $35 million in the first six years of operation. Based on the proven and probable reserves of 140.8 million tonnes [38.2 Mt proven @ 6.8% THM; and 102.6 Mt probable @ 3.8% THM] contained in the Central and South dunes alone, Kwale has an estimated sustainable mine life of approximately 13 years. Once Kwale is in production, a second phase of development will encompass the North dune as well as the Company's other large coastal deposits to fuel its long term growth.

Tiomin Resources also has a 49/51% joint venture agreement with Compania Minera Milpo S.A.A. for the exploration of the Pukaqaqa copper/gold deposit in Peru.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Donna Yoshimatsu, Investor Relations, ext. 222. Visit our website at www.tiomin.com.